PRIMERO ANNOUNCES SALE OF CERRO DEL GALLO PROJECT
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, November 14, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced that the Company has entered into an agreement (the "Agreement") with Argonaut Gold Inc. (TSX:AR) ("Argonaut") to sell its Cerro del Gallo development project (the “Project”) located in the state of Guanajuato in central Mexico (the "Transaction").

Under the terms of the Agreement, Argonaut will acquire all of the issued and outstanding shares of San Anton Resource Corporation, the indirect owner of the Project, from Primero. In exchange, Primero will receive consideration of $15 million in cash.

Primero expects to use the proceeds from the Transaction to reduce the Company's total outstanding debt position. The Transaction is subject to customary closing conditions and is expected to close by the end of this month. Scotiabank acted as financial advisor to Primero.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico.

Primero’s website is www.primeromining.com. For further information, please contact:

Investor Relations
Tel: (416) 814-3160
info@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of applicable Canadian and US securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “expects”, “is expected”, or variations of such words and phrases. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s intention to sell the Cerro del Gallo development project and associated assets; the amount of the estimated consideration for such sale; that the proceeds will be applied to reduce the Company’s debt and that the transaction is expected to close by the end of the month.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that all required consents are obtained and closing conditions met in sufficient time to close the transaction by the end of the month; that there is no litigation, third party actions or other material impediments that arise that may interfere with, delay or prevent the closing the transaction within the time anticipated.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including: that the required consents to close the transaction may not be obtained or certain conditions to closing may not be met, or that they may not be obtained or met in a timely manner; there is no litigation, third party actions or other material impediments that arise that may interfere with, delay or prevent the closing the transaction within the time anticipated; the transaction costs or closing adjustments may reduce the estimated proceeds received at closing more than anticipated; the Company may not be able reduce its total outstanding debt and may not be able to re-finance or extend its line of credit facility. Certain of the known and unknown risk factors relating to the Company are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.